FOR IMMEDIATE RELEASE             Contact  Guy T. Marcus      Edward P. Delson
July 14, 1997                              VP-Inv. Rel.       Sr. VP-CFO
                                           Halliburton        NUMAR
                                           (214) 978-2691     (610) 251-0116


                HART-SCOTT-RODINO ANTITRUST CLEARANCE FOR NUMAR

DALLAS,   Texas  --  Halliburton   Company   (NYSE:HAL)  and  NUMAR  Corporation
(NASDAQ:NUMR) said today that the waiting period for Hart-Scott-Rodino anti-trust review of Halliburton's planned acquisition of NUMAR Corporation lapsed as of July 13, 1997. Both companies stated that they expect the acquisition to close in the 1997 third quarter, following completion of SEC review of NUMAR's proxy statement for a special shareholders meeting and assuming approval of the acquisition by NUMAR shareholders at such meeting. The date of such shareholders meeting has not been set, but will take place as soon as practicable.

     NUMAR is the world leader and pioneer in the design, manufacture, and marketing of commercial applications of magnetic resonance imaging ("MRI") technology for oil and gas exploration and development. NUMAR's patented proprietary device, the MRIL( tool, applies MRI technology to fluid estimation and formation evaluation in newly-drilled oil and gas wells to improve estimates of reserve and well productivity.

                                     -more-

                               Page 5 of 6 Pages
                      The Exhibit Index Appears on Page 4

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                                     # # #

                               Page 6 of 6 Pages
                       The Exhibit Index Appears on Page 4